Exhibit 99.25

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels and Titan Announce Approval of Plan of Arrangement
by Energy Fuels Shareholders

Toronto, Ontario – February 10, 2012

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels””) and Titan Uranium Inc. (TSXV-TTU) (“Titan”) are pleased to announce that today shareholders of Energy Fuels approved the proposed Plan of Arrangement between Energy Fuels and Titan Uranium Inc. (TSXV-TTU) (“Titan”). Under the Arrangement, Titan will become a wholly-owned subsidiary of Energy Fuels.

Of the votes cast at the Energy Fuels shareholder meeting, 98.94% were in favour of the Arrangement. Completion of the transaction is subject to satisfaction of various conditions, including approval by at least two-thirds of the votes cast by shareholders of Titan, the issuance of a final order approving the Arrangement by the B.C. Supreme Court, and the completion of the sale by Titan of its Canadian assets on terms acceptable to Energy Fuels. Subject to satisfaction of such conditions, Energy Fuels and Titan anticipate that the closing of the Plan of Arrangement will occur by the end of February 2012.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction between Energy Fuels and Titan, the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding Energy Fuels’ and Titan’s future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ and Titan’s ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and any other factors described in Energy Fuels’ and Titan’s most recent annual and quarterly financial reports.

Energy Fuels and Titan assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Titan’s respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Titan relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates and securities may not be offered or sold in the United States absent registration or exemption from registration.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact

For Energy Fuels Inc.

Stephen P. Antony, President & CEO
Phone No.: (303) 974-2140
Email: s.antony@energyfuels.com

For Titan Uranium Inc.

Chris M. Healey, President & CEO
Phone No.: (604) 925-1810
Email: cmhealey@titanuranium.com